August 31, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	NaviSite, Inc. Registration Statement on Form S-3 File No. 333-136652
Ladies and Gentlemen:
          On behalf of our client, NaviSite, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 25, 2006 to Mr. Arthur Becker, the Company’s Chief Executive Officer.
          The Company acknowledges that the adequacy and accuracy of the disclosure in the filing listed above is the responsibility of the Company. The Company also acknowledges that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We have been authorized by the Company to deliver its response to the Commission’s comment set forth below. The response pertaining to the Company set forth in this letter was prepared by the Company in consultation with its counsel, BRL Law Group LLC.
General
COMMENT 1. Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
RESPONSE: The Company filed an Amendment No. 1 to Registration Statement on Form S-3 on August 31, 2006, to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

          If you have any questions with regard to this response, need further information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 399-6935.

Very truly yours,

/s/ Thomas B. Rosedale
Thomas B. Rosedale

cc:	Charito A. Mittelman, Esq. Owen Pinkerton, Esq. (Securities and Exchange Commission)

Mr. Arthur Becker Mr. John J. Gavin, Jr. Ms. Monique Cormier (NaviSite, Inc.)

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